UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

*	This disclosure is the amendment of the previous filing regarding the provisional earnings of 3rd quarter 2021 which was disclosed on October 14, 2021.

- The amended parts are marked in blue color as shown in the table below.

*

The below earnings information is composed based on K-IFRS (Korean International Financial Reporting Standards) and the independent auditors’ review is not finished. Therefore, the earnings information may change in the review process.

1. Provisional Earnings in Consolidated Financial Statements Basis

						(In trillions of KRW)
		3Q 2021	2Q 2021	Changes over 2Q 2021(%)	3Q 2020	Changes over 3Q 2020(%)
Revenue	Current	20.64	18.29	12.85%	14.26	44.74%
	Cumulative	55.00	34.36	—	42.53	29.32%
Operating Profit	Current	3.12	2.20	41.82%	0.67	365.67%
	Cumulative	6.87	3.75	—	1.54	346.10%

2. Provisional Earnings in Separate Financial Statements Basis

						(In trillions of KRW)
		3Q 2021	2Q 2021	Changes over 2Q 2021(%)	3Q 2020	Changes over 3Q 2020(%)
Revenue	Current	11.31	9.28	21.88%	6.58	71.88%
	Cumulative	28.39	17.08	—	19.43	46.11%
Operating Profit	Current	2.30	1.61	42.86%	0.26	784.62%
	Cumulative	4.98	2.68	—	0.61	716.39%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: October 26, 2021	By	/s/ Chung, Kyung-Jin
(Signature)
Name: Chung, Kyung-Jin
Title: Head of Finance Office